[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 6, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Tim Buchmiller
Laura Crotty

Re:	Mallinckrodt plc Registration Statement on Form S-4 Filed April 23, 2025 File No. 333-286694

Dear Mr. Buchmiller and Ms. Crotty:

On behalf of our client, Mallinckrodt plc (“Mallinckrodt”), we are providing Mallinckrodt’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission, set forth in its letter, dated May 2, 2025, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, Mallinckrodt is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions made in response to the comment received from the Staff as well as certain additional changes to update the disclosure contained in Amendment No. 1.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by Mallinckrodt’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All page references in Mallinckrodt’s responses refer to pages of Amendment No. 1.

Registration Statement on Form S-4

General

1.	Please revise the forepart of the joint proxy statement/prospectus to provide prominent disclosure showing the per share transaction consideration (e.g., showing the per share exchange ratio and the per share cash consideration, as noted on page 203) to be received by the Endo stockholders, taking into account any material factors and assumptions that would impact those calculations. If stockholders will not know the exact per share exchange ratio or the per share cash consideration at the time of the stockholder votes, please revise to make that clear.

Response: Mallinckrodt respectfully advises the Staff that it has added disclosures on the Endo, Inc. letter to its stockholders and on pages 4, 30 and 110 of Amendment No. 1 in response to the Staff’s comment.

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If you have any questions, please do not hesitate to contact me at (212) 403-1005 or VGoldfeld@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:

Mark Tyndall, Mallinckrodt plc

Adam Emmerich, Wachtell, Lipton, Rosen & Katz

Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz

Matthew Maletta, Endo, Inc.

Michael Kaplan, Davis Polk & Wardwell LLP

Michael Davis, Davis Polk & Wardwell LLP